FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of August 2009

Commission File Number: 000-30850
Valcent Products Inc.

789 West Pender Street
Suite 1010
Vancouver, BC, Canada V6C 1H2

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On August 5, 2009 Valcent Products, Inc. issued a press release announcing that their first full scale VertiCrop™ High Density Vegetable Growing System is now operational.  Constructed as a joint venture with Paignton Zoological and Environmental Park in South Devon, the final touches to the system have now been completed.

It is further expected that over the course of the next three months over fifty potential commercial customers for VertiCrop™ will visit the Paignton site to see the system in operation. Representing interests from the Middle East, Asia, Australasia, North and South America as well as Europe, the viability of the system to produce vegetable crops in many different environments will be fully assessed and the Valcent team anticipates a full order book for the VertiCrop™ system by year end.

 SEE EXHIBIT 99.1

Exhibit Number	Description of Exhibit

 99.1                               News Release dated August 5, 2009
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valcent Products, Inc.

Date: August 6, 2009	By:	/s/ George Orr
Name: George Orr
Title: Director